Exhibit 99.4

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Rio Tinto plc AGM, 15 April 2010
Transcript of speeches by the Chairman and the Chief executive
2010 ANNUAL GENERAL MEETING
London, 15 April 2010
Opening remarks
Good morning ladies and gentlemen.
I am very pleased to welcome you to this year’s Annual General Meeting which I will, for the first time, have the privilege to chair.
We decided this year to make this meeting available via a simultaneous webcast, as we are hoping that this will allow more people to follow proceedings without the need to travel. I should therefore also like to welcome those who are joining us remotely.
Before we go any further, there will be a short safety briefing.
Rio Tinto takes safety very seriously and I would ask that you all listen carefully.
[Safety briefing — recorded announcement]
Directors
Ladies and gentlemen, thank you for paying attention to that announcement.
All your directors are present at today’s meeting, either in person or by video link. I should like to welcome Sir Rod Eddington, Richard Goodmanson and Mike Fitzpatrick who join us by video link from Australia. Given that they live on the opposite side of the world, we felt this is an efficient way for them to participate. It makes better use of their time and lessens the carbon footprint of air travel.
I particularly would like to welcome the three directors who joined your board since the annual general meeting of last year — Sam Walsh, Ann Godbehere and Bob Brown.
Sam, who joined the board on 5 June last year, is chief executive Iron Ore as well as, since last year, chief executive Australia. Ann, who joined the board on 9 February, has 25 years’ experience in the financial services industry in North America, Switzerland as well as in the UK, and will be chairing the Audit Committee. Bob joined us on 1 April and has considerable global business experience, in particular in the aerospace industry.
All three are here in person to stand for election for the first time today.

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Two of our long standing directors, David Mayhew and Sir David Clementi, are retiring as directors at the conclusion of the annual general meeting in Australia on 22 April. May I take this opportunity to thank them on your behalf and pay tribute to the valuable contributions they have made to the business over many years.
After a difficult few years, I would also, at this point, like to thank our chief executive, Tom Albanese and the executive management team for the considerable progress they have made over the last year. With the full support of the board, Tom reorganised his executive committee in October 2009, and we are confident that this new leadership team is well placed to take us forward. Most of them are present here today and you can meet them over refreshments after the meeting.
Snapshot of the year
Before briefly reviewing the key developments of the last year, we should perhaps remind ourselves of the position in which Rio Tinto found itself this time last year.
In common with many other companies, we found the first few months of 2009 to be exceptionally challenging. Very weak demand and low product pricing had a considerable impact on the Group’s overall cash flows. Although we keenly felt the need to strengthen our balance sheet, the global financial crisis gave us little room for manoeuvre.
These events, together with our ongoing belief in the importance of strengthening our relationship with China, led to our attempts to form a partnership with the Chinese resources group Chinalco.
The board at that time believed that the proposed transaction would not only have solved our balance sheet problems, but would have allowed us to establish an important strategic link with China.
However, we recognised that this proposal was highly controversial. Given the strength of shareholder opinion against the proposed transaction with Chinalco, together with improving market conditions, your board decided with some considerable regret to abandon this option.
In its place, we announced in June 2009 a major rights issue which took place in the UK and Australia in June and July. These raised net proceeds of 14.8 billion US dollars which were used to repay debt.
I want to use this opportunity to thank our shareholders for their tremendous support for this decision. There was an exceptionally strong take up of rights of 97 per cent in the UK and 95 per cent in Australia.
As a further measure of the high level of shareholder support we have received, it may interest you to know that our share registers have remained remarkably stable throughout all our difficulties.
Simultaneously we also announced that we were pleased to have reached agreement with BHP Billiton on a proposal for the establishment of an iron ore production joint venture in the Pilbara region of Western Australia.

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This transaction, which has been well received by shareholders, continues to be subject to the satisfaction of regulatory and, of course, shareholder approval.
Following on from these two significant decisions, we were greatly helped in the second half of the year by more favourable market conditions, enabling us to recover our poise and steady the ship.
In particular, given the extent to which corporate activity had been so dominant for the preceding 24 months, I was especially pleased to see the Group’s well deserved reputation for first class operational delivery being re-confirmed.
We ended the year with a strong set of production figures and the achievement of a number of sales records, signalling the significant pick up in demand for our products that continues to be in evidence today.
Results and dividend
As discussed in the Annual report, the Group’s underlying earnings in 2009 were 6.3 billion US dollars, 39 per cent lower than those achieved in 2008. Net earnings were 4.9 billion dollars, compared with 3.7 billion dollars in 2008.
These strong earnings and an improved outlook enabled us to reinstate the dividend. Total dividends declared in respect of 2009 were 45 US cents per share, or approximately 29 UK pence per share.
We expect that the total cash dividend in respect of the 2010 financial year will be at least equal to the total cash dividend of 1.75 billion dollars paid in respect of 2008, although that will be spread over an increased number of shares.
You will be pleased to know that we are committed to a progressive dividend policy, which means that we would seek to increase the dividend over the longer term.
Strategy
Our strategy for value creation remains unchanged and we continue to invest in and operate large, long life and low cost mines and businesses.
Our balance sheet has been transformed in the past twelve months on the back of our asset divestment programme, the rights issues and continued strong operating cash flows. As a result, we are now once again in a position to consider value adding investment opportunities as they emerge.
China, now our largest trading partner, continues to be important to the realisation of our strategy, and we will continue to pursue ways of strengthening our relationship with them with a view to building durable and ongoing relationships there.
The recent memorandum of understanding with Chinalco, our largest shareholder, for the joint development of our iron ore project in Guinea represents good progress in this regard. It is an excellent example of the type of project that would make good sense to undertake jointly with them.
Finally, I would like to assure you that the board continues to be absolutely committed to our sustainable development agenda.

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It not only underpins our vision and every area of our business, but we unreservedly accept that it is essential in maintaining and extending our licence to operate.
Whilst I am sure there will always be room for improvement in this area, I think we can all be justifiably proud of Rio Tinto’s contribution to social wellbeing and environmental stewardship wherever we operate.
Economic outlook
Let me conclude with some brief remarks on the global economic outlook. While our markets have improved considerably since a year ago, we continue to be cautious about the near term outlook.
Economic conditions on a global scale remain volatile and uncertain.
Nevertheless, a number of forecasters have become increasingly optimistic about economic growth in 2010. The IMF predicts global growth of nearly four per cent, and Chinese GDP is expected to grow at nine per cent. These figures naturally have positive implications for metals and minerals markets.
We should however not overlook the risks. There is the possibility of a pronounced tightening of monetary policies in Asian countries. In the OECD economies, consumer spending may be constrained because of concerns about employment prospects and increased tax burdens.
Looking long term however, China’s demand for iron ore, copper, coal and aluminium is expected to continue to grow over the next 15 years, whereafter we expect to see increasing commodity demand from India. The long term outlook therefore continues to make our business an attractive proposition.
Ladies and Gentlemen, that concludes my introductory remarks.
Let me now ask Tom to comment on our business performance in 2009 in greater detail. Tom, over to you.
Remarks by the chief executive, Tom Albanese
Thank you Jan, and good morning ladies and gentlemen.
Before I discuss our results, let me say something on safety. This remains the highest priority throughout Rio Tinto.
Safety
The achievements of 2009 were unfortunately overshadowed by four fatalities at managed operations. This is of deep concern to us.
It has been made worse by the fact that already this year we have regrettably suffered one fatality at a managed operation.
Our corporate culture is based on safety. We want everyone to go home safe and well at the end of each working day. I strive personally to influence safety every day and have asked all employees regardless of their role to do the same.
On a more positive note, 2009 saw another reduction in the frequency of lost time injuries and also in the rate of all injuries.

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Overall, we have a good safety record measured against others in the industry, but we will never relax in this effort and will continue to work towards our goal of zero harm.
Financial recovery
The task we set ourselves in 2009 was to strengthen the business after a prolonged period of corporate activity and a severe downturn.
As Jan said, with the help of shareholders we were successful in regaining our momentum as a business, helped by the Group’s tremendous capacity to deliver strong operational performance in challenging economic circumstances.
Part of our success was to raise cash and preserve cash.
Besides the rights issues, controllable cash costs were reduced by 2.6 billion dollars. We conserved cash through reduced capital expenditure and greater efficiencies, and we made significant progress with our divestment programme, which realised asset sales exceeding ten billion dollars by the first quarter of this year.
During 2009, we more than halved our debt, reducing it to 18.9 billion dollars. This was a reduction of 19.8 billion, almost twice our original debt reduction target announced in November 2008. In addition we also improved our financial liquidity.
A successful 3.5 billion bond issue in April 2009 allowed us to term out short term debt. Cash and undrawn debt facilities are now at very healthy levels. Our target is to achieve a single “A” credit rating.
Prudent balance sheet management will allow us to take advantage of value creating opportunities as they arise.
Today’s release of our production report for the first quarter of this year shows that Rio Tinto continues to operate strongly, with levels of output geared to market demand.
Late in 2009, we made changes to our product group structure, reinstating the Diamonds & Minerals product group to reflect its importance in the organisation.
Let me now discuss financial results by product group in 2009, starting with Aluminium.
Aluminium
Our Aluminium product group, Rio Tinto Alcan, was significantly affected by the economic downturn but it has come out a stronger business. Its production is centred on clean, low carbon energy sources, as well as high performance technologies to reduce emissions.
In 2009, due mainly to the sharp decline in LME prices, Rio Tinto Alcan’s contribution to underlying earnings was a negative 578 million dollars.
Nevertheless we have made a good start on transforming the business. Earnings improved by 800 million dollars in the second half over the first half.
In 2009 Rio Tinto Alcan surpassed targeted integration synergies, adopted Rio Tinto HSE policies and standards, improved safety performance, implemented

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cost reductions, progressed with the permanent closure and divestment of high cost facilities, and made temporary production curtailments.
Now the outlook for aluminium is improving, with demand in China virtually back to pre-recession levels.
Copper
The Copper product group achieved an increase in underlying earnings of 17 per cent in 2009 to 1.9 billion dollars as a result of cost reduction measures and higher volumes of output.
Performance highlights included a 15 per cent increase in mined production and a 28 per cent increase in refined production over 2008, reflecting higher grades of ore and a further improvement in performance at Kennecott Utah Copper.
While performing well today, the group also has an exciting future as it gears up to develop the large scale Oyu Tolgoi project in Mongolia.
Diamonds & Minerals
The diverse markets served by the Diamonds & Minerals product group continue to be affected by the health of the global economy.
Decreased rough diamond prices and lower sales affected earnings.
Price increases for borates and talc were partially offset by declines in demand. The group’s underlying earnings improved from 474 million dollars in 2008 to 800 million, reflecting proceeds of the sale of our potash assets.
Rough diamond prices are expected to improve in 2010, depending on the extent of the recovery in the US and Asia.
Market weakness in the minerals businesses is expected to slowly reverse in 2010, with a more rapid recovery in Asia and emerging economies.
Energy
The Energy product group enjoyed record production and sales results throughout the year from many operations. Australian thermal and semi soft coal production was up five per cent on 2008 while uranium production was higher. The group’s contribution to underlying earnings however fell by 45 per cent to 1.4 billion dollars, due mainly to lower realised Australian coal prices.
During 2009, the product group successfully divested a number of its assets, notably the transfer of most of Rio Tinto Energy America’s coal mines to a new listed company, Cloud Peak Energy, following an initial public offering, for proceeds of 741 million dollars.
Prices for both thermal and metallurgical coal are on the rise and a global resurgence in nuclear power is under way. We are well positioned as a leading producer of uranium for electricity generation.
Iron ore
Our global iron ore business achieved a record performance in 2009, despite the global financial crisis and the effect of weather related interruptions to supply in Australia early in the year. The product group was once again by far the largest contributor to underlying earnings at four billion dollars, nearly two billion dollars lower than in 2008, due mainly to lower benchmark and spot prices.

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Sales volumes from the Pilbara set a new record. We passed the milestone of exporting a total of three billion tonnes of ore since shipments began in 1966. The outlook for global iron ore remains very positive and growth fundamentals remain the same as before the financial crisis, dominated by the rise of China.
Rio Tinto is now negotiating contracts with its iron ore customers for pricing on a quarterly rather than an annual basis. This reflects the recent structural shift away from benchmark pricing. We have always said benchmark pricing only works if it reflects market fundamentals, otherwise the system would need to change.
Market environment
The current global downturn has been the most severe we have seen since the Second World War. Yet the longer term drivers relating to the developing world of industrialisation, urbanisation and increased productivity remain in place.
Over the next 15 years we expect consumption trends to lead to a doubling in demand for iron ore, aluminium and copper. We also expect substantial increased demand for energy. These trends will require a significant response from producers.
To put this in perspective, by 2030 the additional supply required will be equivalent to replicating the iron ore output of the Pilbara region of Australia every five years, adding another aluminium production complex the size of Canada’s Saguenay every nine months, and developing another copper mine the size of Escondida in Chile each year. Future energy requirements are such that an entire Hunter Valley coal supply chain in Australia needs to be replicated each year plus a uranium mine the size of Ranger every four years.
With Rio Tinto’s broad suite of low cost, large scale, expandable assets along with our core skills in operating excellence, exploration, technology and innovation, we are well placed to benefit from what is an attractive business.
Strategic strengths
During late 2009 we undertook a thorough review of our business strategy with the participation of the board and the executive committee. The result was a reaffirmation of our long standing strategy.
To be the global mining leader we will continue to invest in and operate large, long life, cost competitive mines and assets, driven by the quality of each opportunity. Our commitment to sustainable development underpins our vision in each area of our business.
What this amounts to is continuing to concentrate on developing Tier 1 assets. These are the top quality assets that will safeguard our future cash flow and will operate profitably at every stage of the commodity cycle. Examples from our portfolio would be the Oyu Tolgoi copper-gold project in Mongolia and the Simandou iron ore project in Guinea, which I will return to later.
The Group is focusing on five business priorities which we see as the pathway to delivering our strategy and achieving our vision. These priorities are to focus on operational delivery, pursue growth, complete the iron ore production joint

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venture, prudently manage the balance sheet, and strengthen our relationship with China.
The proposed production joint venture with BHP Billiton is strategically important to us. Once established, we expect it will bring substantial benefits to shareholders by delivering synergies of at least ten billion US dollars, thereby unlocking the full potential of both companies’ adjacent iron ore assets in Western Australia.
Relationship with China
Jan has noted the importance we attach to our longstanding relationship with China. Our commercial ties go back some 50 years. During most of this time we have enjoyed a strong relationship.
Only in the last year have we encountered difficulties which we are working hard to resolve.
I will say a few words about our Shanghai employees who have recently been convicted of receiving bribes and obtaining commercial secrets. Some, but not all, are appealing.
Let me first comment on the charges that the employees received bribes. Last year, on hearing of the charges, we commissioned an independent and thorough investigation that uncovered no evidence of wrongdoing. However, during the recent trial proceedings, we were informed of clear evidence that these employees had received bribes.
I want everyone to know that for Rio Tinto, taking bribes is totally against our Code of Conduct and can never be condoned. For this reason, we terminated their employment.
The charge of commercial secrets is more difficult for me to comment on because that part of the trial was held behind closed doors. What I can say is that we know there are different definitions of business secrets in different countries, and also different cultural views on what is normal market information, and what is secret.
What I am clear about is that we would never ask our employees to do anything we know to be illegal. And we want to ensure our employees work strictly within the law in every country where we operate, as well as abiding by our code of conduct.
To this end, we recently issued extra guidelines to help employees working with, and within, China about gathering information in China. And as we have already said, we have ordered a further far-reaching independent review of our processes and controls.
That is all I plan to say on this matter, except that I am determined that these recent events will not affect our commitment to improve our relationship with China.
In this regard we were pleased to announce our intention to form a joint venture with Chinalco, China’s premier global resource company, for development of the Simandou iron ore project in Guinea.

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It connects Rio Tinto with the skills and capabilities of Chinalco, and crucially, the infrastructure expertise of other Chinese organisations.
On a visit to China in March, I took the opportunity to propose the idea of partnering with Chinese companies on exploration projects in the country. I believe we have now set ourselves on a path to restore constructive ties with China.
Growth pipeline
The strong demand for iron ore clearly provides the most obvious option for our production growth. We are planning to expand current capacity in the Pilbara from 220 million tonnes per year to 280 million by 2013, and to 330 million tonnes by 2015.
In Aluminium, we completed the start up of a smelter in the Middle East to which we contributed the most advanced version of our proprietary smelting technology. Expansion of the Yarwun refinery in Australia will increase alumina production by two million tonnes per annum starting in the second half of 2012. Rio Tinto Alcan’s technology leadership positions us as a partner of choice for future growth options as aluminium markets rebound.
Elsewhere, current projects under way involve investment in coal and diamonds. The Clermont thermal coal mine in Australia and the Diavik Diamond underground mine in Canada delivered their first production in the first quarter of 2010, as planned. We are continuing construction on the Kestrel coking coal extension in Queensland.
We increased our stake in the large Oyu Tolgoi project in Mongolia through additional investment in the majority owner, Ivanhoe Mines.
The Investment Agreement with the Government of Mongolia recently came into effect, clearing the way for full scale construction to begin.
Completion of the proposed joint venture with Chinalco will bring welcome momentum to the development of the Simandou iron ore project. The scope of the project covers a large iron ore mine and infrastructure to serve operations, including the construction of a 700 kilometre railway to the coast where a deepwater port will be developed from scratch.
Conclusion
We have emerged from a testing year with a commendable set of financial results underpinned by excellent operational performance, a stronger balance sheet, and an array of attractive development options.
We now face the future with confidence. With our strong assets, great people and much improved outlook we look forward to delivering excellent results for our shareholders.
I would like to thank shareholders for their support and also recognise the hard work of our employees in staying safe and being focused on operational excellence and delivery to customers.
Thank you.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
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Website: www.riotinto.com
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